UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 15, 2025

CWS Investments, Inc.

(exact name of issuer as specified in its charter)

Virginia

(state of incorporation)

EIN - 880822121

5242 Port Royal Rd #1785

North Springfield, VA 22151

703-988-2054

Class A Preferred Stock

Item 8. Certain Unregistered Sales of Equity Securities

Restricted Stock Assignment.

On January 23, 2024, Christopher Seveney (CEO and President) repurchased 250,000 shares of common stock from Lauren Wells pursuant to the terms of the Restricted Stock Agreement dated May 2, 2023. The Restricted Stock Agreement originally conveyed 250,000 restricted common shares to Ms. Wells. Mr. Seveney elected to repurchase the common shares and now holds 100% of the common shares without any outstanding restricted shares. This transaction does not represent a material change in ownership or control of the company because the common shares originally conveyed to Ms. Wells had failed to vest prior to Mr. Seveney’s repurchase.

Item 9. Other Events

Regulation D 506(c) Offering

The Company, as provided for in a January 22, 2025, Form D Filing, is offering up to $75,000,000 of Series B Class D4, D5 and E5 Bonds. Stockholders and Bondholders are Pari Passu as to the Preferred Return and liquidation event.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
Name:	Christopher W. Seveney
Title:	Chief Executive Officer
Date:	1/27/2024

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.